FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of  the Securities Exchange Act of 1934

March, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):    ☐

Note:    Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Origin Energy Limited
By: /S/ WILLIAM HUNDY
Name:	William Hundy
Title:	Company

Secretary

Date:    March 7, 2003

*	Print the name and title of the signing officer under his Signature.

To Company Announcements Office	Facsimile 1300 300 021
Company Australian Stock Exchange Limited	Date 20 February 2003
From Bill Hundy	Pages 58
Subject Half Yearly Results Announcement

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

We attach the following documents relating to Origin Energy’s Results for the half year ended 31 December 2002:

1.	Media Release
2.	Half Yearly Report—ASX Appendix 4B
3.	Directors’ Review
4.	Results Announcement Presentation

Regards

Bill Hundy

Company Secretary

Media Release

20 February 2003

Origin Energy announces a 64% increase in half year profit

Strong performance in the energy retail businesses saw Origin Energy announce a half year profit after tax of $89.6 million for the six months ended 31 December 2002, a 64% increase on the profit for the same period last year. Earnings per share increased by 59% to 13.8 cents. An interim dividend of five cents per share franked to two cents was also announced.

Highlights

•	Revenue up 35% to $1,669.9 million.
•	EBITDA up 33% to $255.9 million.
•	Net profit after tax up 64% to $89.6 million.
•	Earnings per share increased 59% to 13.8 cents per share.
•	Strong balance sheet with net debt to equity of 41% and debt/ debt and equity of 30%.
•	Dividend of 5 cents per share franked to two cents to be paid on 24 March 2003.
•	Dividend Reinvestment Plan (DRP) 5% discount to apply.

Commenting on the result, Managing Director Mr Grant King said “The increased profit for the half year has been driven by contributions from acquisitions, tariff increases and improved margins in energy retailing.”

“The Retail business increased contribution to EBITDA by 98% to $133.8 million. Our investments in the electricity retail business in particular have delivered immediate results with energy retailing now contributing over 50% of our total operating earnings.”

“Generation earnings also increased significantly with an EBITDA contribution of $19.5 million. Quarantine Power Station, higher availability of Ladbroke Grove Power Station and higher electricity pool prices all contributed to this result.”

“Improvements in these businesses more than offset the reduced contribution from Exploration and Production reflecting increased provisions and lower oil production.”

“The strong half year result has been achieved despite a higher effective tax rate arising from reduced tax loss transfers,” he said.

In announcing the interim dividend the Chairman, Mr Kevin McCann said “Based on the strength of the company’s current and expected cash flows Directors had previously advised of their intention to significantly lift dividends irrespective of the available level of franking.

“We are pleased to announce a five cent interim dividend franked to two cents will be paid on 24 March 2003 to shareholders of record on 7 March 2003 for which the dividend reinvestment plan (DRP) will apply. A 5% discount under the DRP will be maintained for this dividend,” Mr McCann said.

Commenting on the outlook for the full year, Mr King said: “A full six months of contributions from the Mt Stuart Power Station will enhance the Generation results and the Exploration and Production division will benefit from increased oil production from the Hovea and Jingemia fields in the Perth Basin.”

“However the underlying seasonality in energy retailing, the Victorian Government’s rejection of gas and electricity tariff increases and higher electricity purchasing costs in the second half of the financial year will see a lower second half contribution from energy retailing.

Notwithstanding these factors, based on the performance over the last half year we expect earnings for the full year to be higher than previously advised and are now likely to exceed last year’s profit by around 20%.”

Looking further ahead, Mr King said that “The prospects for the company remain strong with a number of projects to deliver continued growth over the next few years. These include:

•	SEA Gas pipeline—construction is proceeding on schedule with first gas to be delivered to Adelaide in late 2003
•	BassGas—Construction has commenced and first gas will be delivered to the Victorian market in second half 2004
•	Offshore Otway—Joint development of the Thylacine and Geographe fields has been agreed and is expected to proceed to development with completion in late 2006
•	Coal Seam Gas—Recent Gas Sales Agreements by Origin and its subsidiary Oil Company of Australia (OCA) will drive development of OCA’s extensive CSG resources.”

“The company’s free cashflow for the six months of $191 million was up 74% on the prior period. This cashflow together with additional borrowing capacity will fund this growth.”

For further information on this media release, please contact:
Mr Grant King	Mr Angus Guthrie
Managing Director	Manager, Investor Relations
Origin Energy	Origin Energy
Telephone: (02) 9220 6435	Telephone: (02) 9220 6558

HALF YEARLY REPORT

Name of entity

Origin Energy Limited and its Controlled Entities

ACN	Half Yearly (tick)	Preliminary final (tick)	Half year ended (‘current period’)

000 051 696	✓		31 December 2002

For announcement to the market

				$’A’000
Revenues from ordinary activities (item 1.1)	up	34.9%	to	1,669,903
Profit from ordinary activities after tax
attributable to members (item 1.22)	up	63.9%	to	89,599
Profit from extraordinary items after tax
attributable to members (item 2.5)		0.0%		—
Net profit for the period attributable to
members (item 1.11)	up	63.9%	to	89,599

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend (item 15.6)	5.0 cents	2.0 cents
Previous corresponding period (item 15.7)	2.0 cents	2.0 cents

Date for determining entitlements to the dividend (see item 15.2)	7 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

This half yearly report should be read in conjunction with the most recent annual financial report.

Consolidated statement of financial performance

		Current	Previous	% Change
		period	corresponding	+/-
			period
		$A’000	$A’000
1.1	Revenues from ordinary activities (see items 1.23-1.25)	1,669,903	1,237,468	34.9%
1.2	Expenses from ordinary activities (see items 1.26+1.27)	(1,512,481)	(1,134,693)	33.3%
1.3	Borrowing costs	(25,485)	(23,318)	9.3%
1.4	Share of net profits of associates and joint venture entities	6,928	3,543	95.5%
	(see item 16.7)

1.5	Profit from ordinary activities before tax	138,865	83,000	67.3%
1.6	Income tax on ordinary activities	47,201	25,776	83.1%

1.7	Profit from ordinary activities after tax	91,664	57,224	60.2%
1.8	Profit from extraordinary items after tax (see item 2.5)	—	—	—

1.9	Net profit	91,664	57,224	60.2%
1.10	Net profit attributable to outside equity interests	2,065	2,562	(19.4%)

1.11	Net profit for the period attributable to members	89,599	54,662	63.9%

Non-owner transaction changes in equity
1.12	Net increase in asset revaluation reserve	—	—
1.13	Net exchange differences on translation of financial statements
	of self-sustaining foreign operations:
	—Net gain/(loss) on translation of assets and liabilities of overseas
	controlled entities	1,126	(708)
1.14	Other revenue, expense and initial adjustments recognised
	directly in equity	—	—
1.15	Initial adjustments from UIG transitional provisions	—	—

1.16	Total revenues, expenses and valuation adjustments attributable to
	members of Origin Energy Limited recognised directly in equity
	(Items 1.12 to 1.15)	1,126	(708)

1.17	Total changes in equity from non-owner related transactions attributable to members of Origin Energy Limited	90,725	53,954

Earnings per share (EPS)	Current period	Previous corresponding period	% Change +/-
1.18 Basic earnings per share	13.8 cents	8.7 cents	58.6%
1.19 Diluted earnings per share	13.7 cents	8.7 cents	57.5%

Notes to the consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Current	Previous
		period	corresponding
			period
		$A’000	$A’000
1.20	Profit from ordinary activities after tax
	(item 1.7)	91,664	57,224
1.21	Less outside equity interests	2,065	2,562

1.22	Profit from ordinary activities after tax,
	attributable to members	89,599	54,662

Revenue and expenses from ordinary activities—by nature

		Current	Previous
		period	corresponding
			period
		$A’000	$A’000
	Revenue from sale of goods	1,581,882	1,159,176
	Revenue from rendering of services	76,256	63,579

1.23	Total sales revenue	1,658,138	1,222,755
1.24	Interest revenue	681	816
1.25	Other revenue from ordinary activities	11,084	13,897

	Revenue from ordinary activities	1,669,903	1,237,468

1.26	Details of relevant expenses:
	Raw materials and consumables used, and
	changes in finished goods and work in progress	1,105,392	803,263
	Advertising	10,184	5,297
	Amortisation of intangibles	11,914	12,221
	Amortisation of commodity hedging contracts	9,537	7,092
	Bad and doubtful debts	5,194	2,243
	Employee expenses	101,602	77,366
	Exploration and production costs	35,219	25,331
	Consultancy costs	3,782	3,778
	Contracting costs	57,081	53,214
	Motor vehicle expenses	8,119	8,404
	Net book value of assets sold	2,521	1,669
	Occupancy expenses	13,424	9,765
	Repairs and maintenance	8,242	7,586
	Royalties	14,212	14,833
	Administration and other expenses from ordinary activities	55,255	34,803
1.27	Depreciation and amortisation excluding amortisation of intangibles	70,803	67,828
	(see item 2.3 )

	Expenses from ordinary activities	1,512,481	1,134,693

	Borrowing costs	25,485	23,318

	Total expenses	1,537,966	1,158,011

Capitalised outlays
1.28	Interest costs capitalised in asset values	—	—
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	—	—

Consolidated retained profits

		Current	Previous
		period	corresponding
			period
		$A’000	$A’000
1.30	Retained profits at the beginning of the financial period	1,095,158	999,223
1.31	Net profit attributable to members (item 1.11)	89,599	54,662
1.32	Net transfers (to) and from reserves	79	(8)
1.33	Net effect of changes in accounting policies	—	—
1.34	Dividends and other equity distributions paid or payable	(26)	(14,708)

1.35	Retained profits at the end of the financial period	1,184,810	1,039,169

Intangible and extraordinary items

		Consolidated—current period
		Before tax	Related tax (expense) / benefit	Related outside equity interests	Amount (after tax) attributable to members
		$A’000	$A’000	$A’000	$A’000
2.1	Amortisation of goodwill	5,905	—	—	5,905
2.2	Amortisation of other intangibles	6,009	—	—	6,009

2.3	Total amortisation of intangibles	11,914	—	—	11,914

2.4	Extraordinary items (details)	—	—	—	—

2.5	Total extraordinary items	—	—	—	—

		Consolidated—previous corresponding period
		Before tax	Related tax (expense) / benefit	Related outside equity interests	Amount (after tax) attributable to members
		$A’000	$A’000	$A’000	$A’000
2.1	Amortisation of goodwill	2,814	—	—	2,814
2.2	Amortisation of other intangibles	9,407	—	—	9,407

2.3	Total amortisation of intangibles	12,221	—	—	12,221

2.4	Extraordinary items (details)	—	—	—	—

2.5	Total extraordinary items	—	—	—	—

Consolidated statement of financial position

		At end of	As shown in	As shown in
		current	last annual	last half yearly
		period	report	report
		$A’000	$A’000	$A’000
	Current assets
4.1	Cash assets	30,418	17,255	21,155
4.2	Receivables	508,939	485,538	388,347
4.3	Other financial assets	4,111	—	681
4.4	Inventories	53,246	46,392	48,065
4.6	Other	72,190	37,064	63,824

4.7	Total current assets	668,904	586,249	522,072

	Non-current assets
4.8	Receivables	22,350	21,499	32,792
4.9	Investments (equity accounted)	56,680	53,347	50,132
4.10	Other investments and other financial assets	186,037	196,135	201,153
4.12	Exploration and evaluation expenditure capitalised	138,978	125,624	84,828
4.13	Development properties	9,443	5,031	3,850
4.14	Other property, plant and equipment (net)	1,305,353	1,155,372	1,123,259
4.15	Intangibles (net)	730,932	634,436	696,699
4.16	Tax assets	199,354	171,654	150,490
4.17	Other	8,316	8,587	8,507

4.18	Total non-current assets	2,657,443	2,371,685	2,351,710

4.19	Total assets	3,326,347	2,957,934	2,873,782

	Current liabilities
4.20	Payables	475,070	371,534	351,555
4.21	Interest bearing liabilities	105,000	85,238	47,041
4.22	Tax liabilities	787	3,290	7,637
4.23	Provisions	68,894	67,451	81,526
4.24	Other	4,297	—	—

4.25	Total current liabilities	654,048	527,513	487,759

	Non-current liabilities
4.26	Payables	5,881	6,100	28,188
4.27	Interest bearing liabilities	630,125	565,139	520,000
4.28	Tax liabilities	230,746	197,055	183,084
4.29	Provisions	74,345	36,088	85,330

4.31	Total non-current liabilities	941,097	804,382	816,602

4.32	Total liabilities	1,595,145	1,331,895	1,304,361

4.33	Net assets	1,731,202	1,626,039	1,569,421

	Equity
4.34	Capital/contributed equity	399,124	385,039	381,366
4.35	Reserves	113,394	112,347	114,569
4.36	Retained profits	1,184,810	1,095,158	1,039,169

4.37	Equity attributable to members of the parent entity	1,697,328	1,592,544	1,535,104
4.38	Outside equity interest in controlled entities	33,874	33,495	34,317

4.39	Total equity	1,731,202	1,626,039	1,569,421

Notes to the consolidated statement of financial position

Exploration and evaluation expenditure capitalised

		Current	Previous
		period	corresponding
			period
		$A’000	$A’000
5.1	Opening balance	125,624	63,688
5.2	Expenditure incurred during current period	14,461	24,770
5.3	Expenditure written off during current period	(308)	(5,167)
	Increase in provision for write-down during current period	(11,621)	(1,835)
5.4	Acquisitions, disposals, revaluation increments, etc	18,126	3,372
5.5	Expenditure transferred to Mine Properties	(7,304)	—

5.6	Closing balance as shown in the consolidated statement of financial position (item 4.12 )	138,978	84,828

Development properties

6.1 to 6.7 not material

Consolidated statement of cash flows

		Current	Previous
		period	corresponding
			period
		$A’000	$A’000
	Cash flows related to operating activities
7.1	Receipts from customers	1,913,902	1,496,076
7.2	Payments to suppliers and employees	(1,653,187)	(1,308,034)
7.3	Dividends/distributions received from associates and joint venture entities	4,000	4,000
7.4	Other dividends received	399	409
7.5	Interest and other items of similar nature received	1,093	817
7.6	Interest and other costs of finance paid	(25,615)	(23,182)
7.7	Income taxes paid	(15,353)	(14,128)
7.8	Other (subvention payments)	(6,000)	(10,000)

7.9	Net operating cash flows	219,239	145,958

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(57,338)	(72,573)
	Payment for exploration and development	(96,991)	(59,253)
7.11	Proceeds from sale of property, plant and equipment	2,200	692
	Payment for purchase of controlled entities	—	(7,651)
	Payment for purchase of businesses	(131,614)	—
7.12	Payment for purchases of equity investments	—	(700)

7.17	Net investing cash flows	(283,743)	(139,485)

	Cash flows related to financing activities
7.18	Proceeds from issues of securities (shares, options, etc)	3,794	197,892
7.19	Proceeds from borrowings	328,115	—
7.20	Repayment of borrowings	(236,662)	(176,040)
7.21	Dividends paid	(10,943)	(22,653)

7.23	Net financing cash flows	84,304	(801)

7.24	Net increase/(decrease) in cash held	19,800	5,672
7.25	Cash at beginning of period	10,551	15,910
7.26	Exchange rate adjustments to item 7.25	67	(427)

7.27	Cash at end of period (see reconciliation of cash)	30,418	21,155

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

(i)	Issue of shares in respect of dividend reinvestment plan $10,291,000 (2001: $5,017,000).
(ii)	On 13 December 2002 Origin Energy acquired all of the Mt Stuart Power Station and related entities (refer 13.1) from AES Corporation for an effective consideration of $93,255,000. At 31 December 2002 this amount had not been settled and thus is not reflected in the statement of cash flows.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:		Current period	Previous corresponding period
		$A’000	$A’000
8.1	Cash on hand and at bank	30,365	17,632
8.2	Deposits at call	—	250
8.3	Bank overdraft	—	—
8.4	Other (term deposits)	53	3,273

8.5	Total cash at end of period (item 7.27)	30,418	21,155

Other notes to the financial statements

Ratios

		Current period	Previous corresponding period
	Profit before tax/revenue
9.1	Consolidated profit from ordinary activities before tax (item 1.5 ) as a percentage of revenue (item 1.1) profit after tax/equity interests	8.3%	6.7%

	Profit after tax/equity interests
9.2	Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity at the end of the period (item 4.37)	5.3%	3.6%

Earnings per security (EPS)

			Previous
		Current	corresponding
		Period	period
10	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: “Earnings Per Share” are as follows.
	Basic EPS	13.8 cents	8.7 cents
	Diluted EPS	13.7 cents	8.7 cents

	Weighted average number of shares used as the denominator
	Weighted average number of ordinary shares used as the denominator in
	calculating basic earnings per share	649,429,172	627,644,269

	Weighted average number of ordinary shares and potential ordinary shares used as
	the denominator in calculating diluted earnings per share	653,164,478	630,990,582

	Reconciliation of earnings used in calculating EPS:	$ A’000	$ A’000

	Basic and alternative EPS
	Net profit	91,664	57,224
	Less: Outside equity interests	2,065	2,562

	Amount used as numerator in calculating basic and diluted EPS	89,599	54,662

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share Options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

NTA Backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	$1.48	$1.30

Discontinuing operations

12.1 not applicable

Control gained over entities having material effect

13.1	Names of entities	AES Australia Holding BV AES Mt Stuart BV AES Mt Stuart General Partnership

13.2	Consolidated operating profit/(loss) and extraordinary items after tax of the entities since the date in the current period on which control was acquired	$(76,000)

13.3	Date from which such profit has been calculated	13 December 2002
13.4	Operating profit/(loss) and extraordinary items after tax of the entities for the whole of the previous corresponding period.	N/A

Comparative—31 December 2001: Not applicable

Loss of control of entities having material effect

14.1 to 14.5 not applicable

Dividends

15.1	Date the dividend is payable	24 March 2003

15.2

Date to determine entitlements to the dividend (ie on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)

7 March 2003

Amount per security

Franking rate applicable		Amount per security	Franked amount per security at 30% tax
15.6	Interim dividend: Current year	5.0 cents	2.0 cents
15.7	Previous year	2.0 cents	2.0 cents

The financial effect of the current period dividend has not been brought to account in the half-year consolidated financial report for the period ended 31 December 2002.

Interim dividend on all securities

		Current	Previous
		period	corresponding
			period
		$A’000	$A’000
15.10	Ordinary securities (refer below)	—	12,926
	Add: Final prior year dividend (over)/under provided	26	1,782

15.13	Total	26	14,708

The dividend plans shown below are in operation.

Dividend Reinvestment Plan

The last date for receipt of election notices for the dividend	7 March 2003

Any other disclosures in relation to dividends

Subsequent to reporting date, the directors have declared an interim dividend of five cents per ordinary share, franked to two cents per ordinary share. The total amount of this dividend is $32,634,000. In accordance with the adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”, as the interim dividend had not been declared on or before the reporting date, it has not been recognised as a liability at reporting date or disclosed as a dividend paid or payable in consolidated retained profits.

Details of aggregate share of profits/(losses) of associates and joint venture entities

		Current	Previous
Group’s share of associates’ and joint venture entities’:		period	corresponding
			period
		$A’000	$A’000
16.1	Profit from ordinary activities before tax	9,471	5,337
16.2	Income tax on ordinary activities	2,543	1,794

16.3	Profit from ordinary activities after income tax	6,928	3,543
16.4	Extraordinary items net of tax	—	—

16.5	Net profit	6,928	3,543
16.6	Adjustment	—	—

16.7	Share of net profits of associates and joint venture entities	6,928	3,543

Material interests in entities which are not controlled entities

Name of entity		Percentage of ownership interest held at the end of the period		Contribution to net profit(item 1.9)
		Current	Previous	Current	Previous
		period	corresponding	period	corresponding
			period		period
				A$’ 000	A$’ 000
17.1	Equity accounted associates and
	joint venture entities
	Bulwer Island Energy Partnership	50%	50%	3,699	2,245
17.2	Total			3,699	2,245
17.3	Other material interests
	Envestra Limited	19.1%	19.9%	7,692	6,701
17.4	Total			7,692	6,701

Issued and quoted securities at end of current period

	Category of securities	Number issued	Number quoted	Issue price	Amount paid-up
18.3	Ordinary securities	652,317,960	652,317,960	—	—
18.4	Changes during current period
	(a) Increases through issues	4,488,808	4,488,808	—	—
	(b) Decreases through returns of capital,
	buy-backs, redemptions, consolidations	—	—	—	—

18.7	Options			Exercise price	Expiry date

		30,000	—	$2.92	2 Mar 2003
		455,000	—	$1.66	4 Dec 2003
		50,000	—	$1.50	4 Dec 2003
		30,000	—	$1.66	19 Jan 2004
		1,250,000	—	$2.24	1 Feb 2004
		1,584,300	—	$1.76	6 Dec 2004
		139,400	—	$1.78	6 Dec 2004
		1,830,000	—	$1.27	1 Mar 2005
		400,000	—	$1.27	1 Mar 2005
		495,000	—	$2.74	31 Aug 2006
		3,495,000	—	$3.20	16 Dec 2006
		30,000	—	$3.20	14 Jan 2007
		2,580,000	—	$3.56	19 Dec 2007

18.8	Issued during current period	2,580,000	—	$3.56	19 Dec 2007

18.9	Exercised during current period	1,125,000	—	$2.92	11 Dec 2002
		190,000	—	$1.66	4 Dec 2003
		30,000	—	$1.66	19 Jan 2004
		81,600	—	$1.76	6 Dec 2004

18.10	Expired during current period	35,000	—	$2.92	11 Dec 2002
		70,000	—	$5.02	11 Dec 2002

SEGMENTS

PRIMARY REPORTING—BUSINESS SEGMENTS

	Exploration and Production		Retail		Generation		Networks		Consolidated
	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
REVENUE
Total Sales	167,904	163,653	1,396,446	990,825	40,916	27,630	76,226	63,522	1,681,492	1,245,630
Intersegment Sales Elimination**	(23,354)	(22,875)	—	—	—	—	—	—	(23,354)	(22,875)

External Sales Revenue	144,550	140,778	1,396,446	990,825	40,916	27,630	76,226	63,522	1,658,138	1,222,755
Other Revenue	885	6,020	1,004	779	88	—	9,107	7,098	11,084	13,897

Total Segment Revenue	145,435	146,798	1,397,450	991,604	41,004	27,630	85,333	70,620	1,669,222	1,236,652
Unallocated Revenue									681	816
Revenue from Ordinary Activities									1,669,903	1,237,468
RESULT
Segment Result	47,119	57,419	93,523	34,187	4,684	(514)	11,415	10,867	156,741	101,959

Share of Net Profits of Associates and Joint Venture Entities	—	—	1,124	566	5,804	2,977	—	—	6,928	3,543

Earnings Before Interest and Tax (EBIT)	47,119	57,419	94,647	34,753	10,488	2,463	11,415	10,867	163,669	105,502
Net Interest Expense									(24,804)	(22,502)

Profit from Ordinary Activities Before Income Tax									138,865	83,000
Income Tax Expense									(47,201)	(25,776)
Net Profit									91,664	57,224

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	90,248	102,340	133,830	67,706	19,545	10,426	12,300	12,171	255,923	192,643

DEPRECIATION AND AMORTISATION	43,129	44,921	39,183	32,953	9,057	7,963	885	1,304	92,254	87,141

OTHER NON- CASH EXPENSES	16,352	8,772	20,272	10,733	750	1,552	1,084	212	38,458	21,269

ACQUISITIONS OF NON-CURRENT ASSETS	135,141	74,964	152,480	39,094	94,097	31,200	95	811	381,813	146,069

(includes capital expenditure)

SEGMENTS (continued)

PRIMARY REPORTING—BUSINESS SEGMENTS

	Exploration and Production		Retail		Generation		Networks		Consol
	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period	Previous Corresponding Period	Current Period
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
ASSETS
Segment Assets	967,829	828,938	1,524,680	1,370,149	316,875	241,219	171,845	173,286	2,981,229
Investments in Associates and
Joint Venture Entities	—	—	5,793	3,721	50,887	46,411	—	—	56,680

Total Segment Assets	967,829	828,938	1,530,473	1,373,870	367,762	287,630	171,845	173,286	3,037,909
Unallocated Assets *									288,437

Total Assets									3,326,346

LIABILITIES
Segment Liabilities	76,183	72,303	362,392	321,023	112,362	75,099	27,078	19,471	578,015
Unallocated Liabilities *									1,017,130

Total Liabilities									1,595,145

*	Unallocated assets consists of cash and deferred tax assets and other unallocatable assets. Unallocated liabilities consists of current and non-current interest bearing liabilities, current and deferred tax liabilities and other unallocatable liabilities.

**	Intersegment pricing is determined on an arm’s length basis.

Industry Segments:	Products and Services:
Exploration and Production	Natural gas and oil
Retail	Natural gas, electricity, LPG, energy related products and services
Generation	Natural gas-fired cogeneration and power generation, clean energy services and project development
Networks	Infrastructure investment and management services

SECONDARY REPORTING—GEOGRAPHICAL SEGMENTS

The consolidated entity operates predominantly in Australia. More than 90% of revenue, profit, assets and acquisition of non-current assets relate to operations in Australia.

Additional notes to Appendix 4B

1.	INCOME TAX EXPENSE

	Current	Previous
	period	corresponding
		period
	$A’000	$A’000
Income tax expense on profit from ordinary activities (item 1.6)	47,201	25,776

Income tax expense on pretax accounting profit:
(i) at Australian tax rate	41,660	24,900
(ii) adjustment for difference between Australian and overseas tax rates	(167)	35

Income tax expense on pretax accounting profit at standard rates	41,493	24,935
Add/(subtract) tax effect of major items causing permanent differences:
Non-taxable distributions received	(1,615)	(1,404)
Depreciation and amortisation	6,496	8,418
Capital losses not previously recognised	114	—
Share of associates’ net profit	(1,173)	(389)
Past tax losses and exploration expenditure recouped	(182)	(1,976)
Under/(over) provision of tax in previous years	1,927	912
Tax rate change on prior year adjustments	(286)	856
Net benefit of subvention payments	—	(5,652)
Other items	427	76
	5,708	841
Income tax expense for the period	47,201	25,776

Additional notes to Appendix 4B

2.	CONTRIBUTED EQUITY

	Current period $A’000	As shown in last annual report $A’000
Issued and paid-up capital
652,317,960 (June 2002: 647,829,152) ordinary shares, fully paid	399,124	385,039

Ordinary share capital
Balance at the beginning of the financial period	385,039	178,457

Shares issued:
—Nil (June 2002: 44,196,526) shares in accordance with the Share Placement	—	123,332
—Nil (June 2002: 26,500,287) shares in accordance with the Share Purchase Plan	—	73,563
—1,426,600 (June 2002: 761,650) shares in accordance with the Senior Executive Option Plan	3,794	1,570
—3,062,208 (June 2002: 2,693,165) shares in accordance with the
Dividend Reinvestment Plan	10,291	8,117
—Nil (June 2002: 629,145) shares in accordance with the Employee Share Plan	—	—

Total movements in ordinary share capital	14,085	206,582

	399,124	385,039

3.	CONTINGENT LIABILITIES

	Current period $A’000	As shown in last annual report $A’000
Unsecured bank guarantees	173,140	99,566

Origin Energy Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited’s wholly or partly-owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the Origin Energy Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated, clean-upcosts have been expensed or provided for. Ongoing environmental management programmes ensure that appropriate controls are in place at all sites.

Certain entities within the consolidated entity are subject to various lawsuits and claims including native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, debt and assets of Boral Limited and some temporary shared arrangements.

Comments by directors

Basis of accounts preparation

19.1	This half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard 1029 “Interim Financial Reporting”, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. It is recommended that this half-year financial report be read in conjunction with the 30 June 2002 Annual Report, Financial Statements and any public announcements by Origin Energy Limited and Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous financial year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

19.2	Material factors affecting the revenues and expenses of the consolidated entity for the current period

Refer attached Directors’ review

19.3	A description of each event since the end of the current period which has had a material effect and is not related to matters already reported.

Subsequent to reporting date, the directors have declared an interim dividend of five cents per ordinary share (franked to two cents per share), totalling $32,634,000. The financial effect of this dividend has not been brought to account in the half-year consolidated financial report for the period ended 31 December 2002.

19.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Class C 30% (2001: 30%) franking credits available to shareholders of Origin Energy Limited are Nil (2001: Nil). The payment of a five cent per share interim dividend (franked to two cents per share) in March 2003 is based on the balance of the dividend franking account at 31 December 2002 adjusted for estimated franking credits that will arise from the receipt of dividends. The franking of dividends in the next 12 months is dependent on the outcome of current discussions with the Tax Office.

19.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:

The company has applied the revised AASB1012 “Foreign Currency Translation”, the revised AASB1028 “Employee Benefits” and AASB1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from 1 July 2002. The adjustments arising from the adoption of these standards are not material.

19.6	The nature and amount of revisions in estimates of amounts reported in previous annual reports that have a material effect in this half-year are:

Nil

19.7	Changes in contingent liabilities or assets since the last annual report.

Contingent liabilities:

Bank guarantees increased by $73,574,000 from $99,566,000 as at 30 June 2002 to $173,140,000 as at 31 December 2002.

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2	This report and the accounts upon which the report is based, use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	☒	The accounts have been subject to review .

☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

5	The audit review report is attached.

6	The entity has a formally constituted audit committee.

Sign here:	(Company secretary)	Date:	20 February 2003

Print name:	W M Hundy

DIRECTORS’ DECLARATION

In the opinion of the Directors of Origin Energy Limited:

1.	the financial statements and notes, set out on pages 1 to 18, are in accordance with the Corporations Act 2001, including:

i).	giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

ii).	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

H. Kevin McCann

Chairman

Sydney, 20 February 2003

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF ORIGIN ENERGY

LIMITED

Scope

We have reviewed the financial report of Origin Energy Limited for the financial half-year ended 31 December 2002 in the form of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors’ declaration, but excluding the following sections:

(a)	material factors affecting the revenues and the expenses of the economic entity for the current period; and

(b)	compliance statements.

The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company’s and consolidated entity’s financial position and performance as represented by the results of its operations and its cash flows and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Origin Energy Limited is not in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

ii.	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” issued in Australia and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

KPMG

David Rogers

Partner

20 February 2003, Sydney

20 February 2003

Directors’ Report for the six months ended 31 December 2002

In accordance with the Corporations Act, the Directors of Origin Energy Limited (the company) submit their report on the consolidated entity, being the company and its controlled entities, for the six months ended 31 December 2002.

Except where otherwise stated, all figures in this report relate to Origin Energy’s businesses for the six months ended 31 December 2002 compared with the six months ended 31 December 2001.

Financial Review

Financial Highlights

Origin Energy reported a profit after tax and outside equity interests (PAT) of $89.6 million for the six months ended 31 December 2002, a 64% increase on the profit for the previous corresponding period.

EBITDA of $255.9 million is up 33% on the previous corresponding period. Retail significantly lifted contribution with increased results also delivered by Generation. Contribution from the Exploration and Production business was lower as a result of higher costs and lower oil production partially offset by improved oil prices.

Revenue from ordinary activities increased 35% to $1,670 million from $1,237 million in the previous corresponding period. The increase was largely due to increased sales from the recently acquired electricity retail businesses.

The main factors contributing to the result include:

•	Higher revenues from the electricity retail business in Victoria following the increase in electricity tariffs in December 2001 and the acquisition of the CitiPower retail business in August 2002;
•	Lower unit electricity purchase costs due to favourable hedging;
•	Termination of fees payable to the Victorian Government under the Agency Agreements for sale of natural gas in the Victorian domestic market;
•	Higher Generation plant availability and the first year of contribution from Quarantine Power Station; Increased exploration provisioning and reduced oil production partially offset by higher realised oil prices;
•	Increased interest payments due to higher debt partially offset by lower average interest rates; and Increased tax expense from $25.8 million to $47.2 million primarily reflecting the higher earnings and a change to the tax treatment relating to the Victorian gas business.

As a result of the above factors, Origin reported a PAT of $89.6 million, a 64% increase on profit in the previous corresponding period.

Basic earnings per share for the December 2002 half increased to 13.8 cents, up from 8.7 cents.

Financial Performance

External sales revenue increased 36% to $1,658 million from $1,223 million in the prior corresponding period. This was primarily due to an increase in revenues from the electricity retail business following tariff increases, the acquisition of the CitiPower customer base and the termination of the Gascor Agency Agreement on 1 October 2002.

Segment contributions to EBITDA were:

	EBITDA $m
Half Year Ending 31 December	2002	2001	% change
Exploration & Production	90.2	102.3	-11.8
Retail	133.8	67.7	97.7
Generation	19.5	10.4	87.5
Networks	12.3	12.2	1.1
Total	255.9	192.6	32.8

Costs previously included in the Corporate segment have been fully allocated to Business segments.

Depreciation and amortisation expense increased by 6.0% to $92.3 million. The increase was largely due to the commencement of the depreciation of FRC systems and amortisation of goodwill arising from the CitiPower acquisition.

EBIT showed strong growth with a 55% improvement to $163.7 million.

Net interest expense for the half year was $24.8 million, up $2.3 million from last year. The increase is due to the higher average debt levels over the period. However, the refinancing of existing facilities under the debt issuance program established in January 2002, has allowed the company to lengthen its debt maturity profile and reduce interest costs.

The increase in tax expense reflects the higher profits and the non-recognition of certain tax loss transfers. In 1999, as part of the acquisition of the Victorian gas business, Origin entered into a Subvention Deed with Envestra Limited under which tax losses arising from the gas distribution network were to be transferred to the Origin group. At that time Origin obtained advice of senior counsel as to the availability of the loss transfers before entering into the arrangement with Envestra.

The Australian Taxation Office has indicated that it considers that the loss transfers under the Subvention Deed are not available to the Origin group. Origin has made representation to the Taxation Office disputing this view and to date no assessment has been issued disallowing the loss transfers. If the company is ultimately unsuccessful in this matter it has alternative tax losses available to replace Subvention Deed losses claimed to date.

Pending resolution of the matter, tax benefits arising from the loss transfers are not being recognised, resulting in an increase in tax expense for the half year of $5.65 million.

Capital Expenditure

Capital expenditure on growth and stay-in-business projects was $113 million.

Stay-in-business capital expenditure associated with the maintenance of ongoing operations was $44 million, $8 million higher than in 2001. The major part of this expenditure was associated with drilling and facilities development activities in the Cooper Basin.

Growth capital expenditure was $69 million, $34 million lower than in 2001. This included expenditure on development of the coal seam gas (CSG) assets in Queensland, the Hovea oil and gas field in Western Australia, the BassGas Project, and the Thylacine and Geographe fields in the offshore Otway Basin.

Capital expenditure on acquisitions totalled $269 million, reflecting the purchase of the CitiPower electricity retail business; the additional CSG assets in central Queensland; and the Mt Stuart power plant in Queensland.

Funding and Capital Management

The company’s balance sheet remains strong with a net debt to equity ratio of 41% (net debt to total capitalisation of 30%) as at 31 December 2002. This compares with 39% as at 30 June 2002. Over the half-year net borrowings have increased by $72 million to $705 million. Interest cover remains robust at 6.6 times EBIT.

In 2002 Origin established a debt issuance program that has enabled the company to issue medium term notes and commercial paper using its A-2 (short term) and BBB+ (long term) credit rating by Standard and Poor’s. The facility has enabled the company to refinance its existing borrowings. Amounts raised under this facility varied during the period averaging between $300 and $400 million. The company intends to further restructure its debt facilities to provide greater funding flexibility. It is expected that these initiatives will include securities issued in the US for terms of up to 15 years. Funds raised will be used to reduce bank debt.

Cash Flow

The primary measure used by the company to measure its performance is operating cash flow after tax over average funds employed (referred to as the

OCAT Ratio). The measure is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business capital expenditure, changes in working capital, non-cash items and tax paid. Funds employed are averaged over the relevant period.

The strong performance in EBITDA, strict management of working capital and control of stay-in-business capital expenditure resulted in further growth in operating cash flow after tax of $84 million to $216 million.

These factors produced an OCAT Ratio of 16.5% for the 2002 calendar year compared to 12.4% for 2001.

Cash flow available for funding growth and distributions to shareholders (free cash flow) was $191 million compared with $110 million last year.

Risk Management

The company manages its risk exposure in energy markets through a combination of natural physical hedges in the business, physical contracts and financial hedges. Risk exposure is assessed and managed against policy limits for each commodity or relevant variable which have been established by management and approved by the Board. Regular reporting is provided to the Board to review exposures and compliance with these limits.

Consistent with this policy framework Origin hedges a significant portion of its exposure to electricity, oil price and LPG prices and the USD exchange rate.

In the electricity market Origin assesses its exposure limits against extreme events. Within the risk limits determined as acceptable by the Board, Origin has arrangements in place to cover extreme price and demand events as well as average forecast demand for the near term.

In relation to crude oil, Origin has hedged 49% of its oil and condensate exposure over the six months to 30 June 2003 at prices above US$24 per barrel and 52% of its exposure to the USD at an average of less than US53 cents.

Returns to Shareholders

An interim dividend of five cents per share franked to two cents has been declared payable on 24 March 2003 to shareholders of record on 7 March 2003. This represents 36% of basic earnings per share over the half-year period. The Dividend Reinvestment Plan will apply to the dividend with a discount of 5% on the volume weighted average price over the five days prior to the record date. The company has announced that this discount will be reduced to 2.5% for future dividends.

Origin’s present policy is to pay annual dividends at a target level of around 40% of net profit irrespective of the availability of franking credits.

Employee Share and Option Plans

Under commitments for the year ending 30 June 2002, the company issued 2,580,000 options under the Senior Executive Option Plan at an exercise price of $3.56 each. The exercise price was equal to the volume weighted average price in the five days prior to the record date of the final dividend. As the Australian Accounting Standard does not provide for the expensing of options the cost of these options was not charged against profit. If the US Standard FAS 123 were applied the charge to profit for outstanding options including those issued during the half year would have been $757,000. As announced at the Annual General Meeting, the company has decided to suspend further operation of the Senior Executive Option Plan, pending a review of the long-term incentive policy.

The Employee Share Plan provides for the granting of up to $1,000 of shares to all employees based on the company achieving financial and safety targets. In 2002 these targets were achieved and all qualifying employees were granted the maximum number of shares, which were acquired on-market for a cost of $1.8 million. This amount has been fully expensed and is reflected in the profit results for the half year.

Issued Capital

An additional 4,488,808 shares were issued during the period. 3,062,208 shares were issued in relation to the company’s Dividend Reinvestment Plan and 1,426,600 shares were issued as a result of the exercise of options. As at 31 December 2002, Origin had 652,317,960 shares on issue.

Segment Results

Exploration & Production

	Dec 02	Dec 01	% Change
	$ m	$ m
EBITDA	90.2	102.3	-11.8
EBIT	47.1	57.4	-17.9

Sales Volumes

	Dec 02	Dec 01	% change
Natural Gas (PJ)	38.7	38.6	0.4
Crude Oil (kbbls)	334.9	438.9	-23.7
Condensate/naphtha	343.1	382.4	-10.3
(kbbls)
LPG (ktonnes)	33.1	29.3	13.0
Ethane (ktonnes)	21.1	23.2	-9.0
Total (Pje)	45.3	45.9	-1.3

External sales revenues for the Exploration & Production division increased by 2.7% to $144.6 million as a result of higher average commodity prices despite marginally lower sales volumes. Sales of natural gas rose by 0.4% to 38.7 PJ with an increase in sales volumes from CSG production of 12.6% to 4.74 PJ, offsetting marginal decreases in other areas.

Sales of crude oil fell by 23.7% to 335 kbbls following the sale of the Eromanga Basin oil interests. The average oil price received after hedging of price and foreign exchange exposure was $48.03 per barrel compared with $42.44 per barrel in 2001.

Total sales of natural gas (including CSG), ethane, LPG, condensate and crude oil totalled 45.3 PJe marginally lower than 2001.

The lower volumes, higher costs and exploration write-offs offset by improved oil prices, saw a lower EBITDA of $90.2 million compared with $102.3 million in 2001. EBIT was $47.1 million compared to $57.4 million in 2001 after lower depreciation and amortisation of $43.1 million, 4% lower than the $44.9 million for the same period last year.

Capital expenditure for the six-month period was up $12.0 million to $87.0 million. This included expenditure on plant and equipment purchases and participation in 72 development, appraisal and exploration wells. A high success rate was maintained with 79% of the 33 conventional oil and gas wells cased and suspended as potential producers (20 gas and six oil). Of the 39 CSG wells, 30 were cased and suspended as potential producers and eight CSG wells were drilled as cored evaluation slimholes.

Origin through its subsidiary Oil Company of Australia Limited (OCA) increased its interest in the key CSG fields of Fairview and Durham in central Queensland at a cost of $48 million. These acquisitions added approximately 170 PJ of new gas reserves and brings OCA’s net CSG reserves to around 460 PJ. Additional drilling has been undertaken to prove further reserves with results to date being promising of further reserves upgrades.

Origin and OCA are working towards contracting this valuable reserves base. In July 2002 OCA contracted to supply 5.4 PJ per annum for 10 years to Australian Magnesium Corporation’s operations in Gladstone.

In December 2002 Origin and OCA agreed a long term supply arrangement with AGL for 340 PJ of gas for a period of 15 years from May 2005. Of this approximately 52% will be supplied by OCA predominantly from its CSG reserves.

In December, Origin and its Cooper Basin co-venturers also signed a long term supply arrangement with AGL for up to 505 PJ of gas over a period of 14 years from 2003. Origin’s net share of this supply will be up to 71 PJ.

During the half year the company continued development of a number of projects that will position the company for significant revenue growth in the medium to long term.

The BassGas Project, in which Origin has a 37.5% interest and is the operator, is planned to deliver the Yolla field gas and liquids to Victorian markets over 15 years commencing in the second half of 2004. The Yolla joint venture committed to the construction phase of the project involving expenditures of a further $400 million over the next 18 months. Construction commenced in January 2003.

In the offshore Otway Basin feasibility studies have concluded that a joint development of the Thylacine (T/30P) and the Geographe (VIC/P43) fields is economically viable. In early February 2003 agreement was reached between the participants for equity redistribution and joint development of these fields. Facility engineering designs are being finalised and the environmental assessment studies are being prepared. Conditional gas sales agreements have been signed by the operator Woodside Petroleum for its shares of production and delivery of gas to the Victorian and South Australian markets is envisaged in early 2006.

In the onshore Perth Basin in Western Australia Origin undertook a drilling program to follow up last year’s discoveries at Beharra Springs North 1 (gas) and Hovea 1 (oil). The Hovea 2 well resulted in a new field gas discovery which flowed gas at a rate of 16.5 MMcfd. Hovea 3/3ST1 intersected a 26 metre oil column and began production at 2000 bopd in October 2002. Hovea 4 drilled in late 2002 encountered a 44 metre oil column and is now in production at over 2500 bopd. The Hovea 6 appraisal well encountered a 22 metre oil column while the Hovea 7 well is currently being drilled. Origin has a 50% interest in the Hovea field.

The Jingemia 1 exploration well in the Perth Basin intersected a 28 metre oil column and has tested oil at 2000 bopd. Jingemia will commence a long term production test in late February. Origin has a 49.2% interest in the Jingemia field.

In the Myall Creek area in the Surat Basin in Queensland three of four wells drilled successfully tested gas. The extent of the gas pools discovered by these wells is currently being assessed.

The company is continuing to evaluate and secure additional oil and gas exploration acreage in Australia.

Retail

	Dec 02	Dec 01	% Change
	$ m	$ m
EBITDA	133.8	67.7	97.6
EBIT	94.6	34.8	172.3

	*Natural Gas	Electricity	LPG
Revenue (A$M)	459	744	211
Gross Margin (A$M)	79	151	55
Sales—(PJ)	68
Sales—(TWh)		8
Sales—(k tonnes)			257
Total Sales (PJe)	68	28	13
Customer # (‘000)	993	836	209

•	Revenue and Gross Margin for Natural Gas are quoted before deducting agency arrangements.

Retail reported a significantly increased contribution with EBITDA of $133.8 million, an increase of 98% on the corresponding period in 2001.

Electricity

Electricity revenue increased by $334 million largely due to the CitiPower retail acquisition in August 2002. Gross margins increased by $89 million benefiting from CitiPower and tariff increases of 13.5% effective in the second half of last year. The increased customer base provided by the CitiPower acquisition has established Origin as a retailer to over 60% of all Victorian households.

Contributions were improved through lower purchase costs despite the lift in pool prices. For example Victorian average pool prices increased by $4/MWh over the prior year.

The integration of the CitiPower business to the existing Retail Division is proceeding on schedule. In the current half year some integration costs have been incurred from this acquisition which are expected to reduce over the coming half year.

The Victorian Government has rejected proposed electricity tariff increases and has implemented a 4% tariff reduction to customers in the former CitiPower area. Due to the expected higher cost of purchasing electricity in the second half of the financial year, this decision will adversely impact margins in this half year.

Full Retail Contestability (FRC) was introduced in Victoria in January 2002 and the business was prepared with all systems in place on time. Customer churn in the Victorian electricity market is averaging approximately 6% per annum with little change in Origin’s total customer numbers to date.

The Green Earth product range enabling customers to buy electricity from renewable sources has been well received providing an expanding customer base across its existing market areas as well as into New South Wales and South Australia. The product has provided strong competitor differentiation and has attracted over 24,000 customers and continues to grow.

Origin has commenced expanding its electricity retail business into South Australia with FRC commencing on 1 January 2003. Offers will be made to residential customers and small businesses leveraging off the existing natural gas customer base.

Natural Gas

Gas revenues increased although sales of natural gas continued to be adversely affected by mild winter weather in the key markets of Victoria and South Australia. The measure of average degree days, which provides an indication of heating requirements, continued to be well below long-term averages. Margins however were improved due to cost savings in Victoria and South Australia.

Gas revenues increased primarily as a result of the termination of the Gascor Agency Agreement with the Victorian Government as from 1 October 2002.

FRC was introduced in Victoria for gas in October 2002 and the business was prepared with all required systems in place on time. Customer churn since then has seen only very small changes in customer numbers.

The Victorian Government has rejected tariff increases for gas which will result in flat average prices for the second half of the year from Victorian customers.

In South Australia a 6% tariff increase for residential customers has assisted contribution for the first half and will continue to boost revenues from this market in the second half year.

Customer acquisition channels have continued to be established through the Origin Energy Shops and the service and installation business Origin Energy ‘24 Direct’ in Victoria and South Australia. This has been enhanced with negotiation of installation deals with several major builders in Victoria.

LPG

The LPG business continued to perform strongly during the half year as a result of improved margins and reduced operating expenditure.

The international benchmark price for propane, the Contract Price or CP, increased 9% from the prior corresponding period and averaged $503 per tonne. Whilst the cost of gas supply increased this was partially offset by increased revenues through CP linked contracts with major customers and focussed price management for other market segments. Margins improved with a favourable change in the mix of sales towards the higher margin customers and overall increases in volume.

Sales in Australia have been affected by lower demand in drought affected rural and regional areas. It is anticipated that volumes in the second half will be impacted by the ongoing drought. The switch to alternative fuel for motor vehicles caused by the increase in LPG prices has impacted volumes in the autogas segment.

Increases in the CP will create additional challenges for the LPG business in managing and protecting its margins. Continued improvements with operating cost reductions and better management of stock and debtors has lifted profitability of the business and positioned it well to manage these price fluctuations and continuing competition.

Generation

	Dec 02	Dec 01	% Change
	$ m	$ m
EBITDA	19.5	10.4	87.5
EBIT	10.5	2.5	325.8

Sales Volumes

	Dec 02	Dec 01	% Change
Total Sales (MWh)	1,011,452	686,891	47.3

The Generation Division result reflected improved trading conditions and increased investment compared with the corresponding half last year, with EBITDA of $19.5 million being up 87.5% on the prior corresponding period.

Stronger wholesale electricity prices in South Australia and Queensland together with the inclusion of Quarantine Power Station for the full half-year contributed to the improved result. Contracted plant operations performed well, reflecting higher availability and the impact of improved electricity prices. The Mt Stuart operation contributed for the first time in the month of December.

The acquisition of the 288 MW Mt Stuart peaking plant, completed in January 2003, has boosted Origin’s generation capacity by around 50% to 886 MW. Under long-term contract to Queensland Government owned Enertrade, the project is an excellent strategic fit, and is expected to contribute additional EBITDA of $17 million in a full year, and enhance the earnings stability of the division.

Power project development efforts focussed on several potential opportunities in South Australia, Victoria and Western Australia. A consortium of Origin Energy and ANZ Infrastructure Services is one of four groups short listed for a 240 MW capacity tender by Western Power which will be decided in the third quarter of 2003.

Origin has pursued opportunities to secure non-greenhouse producing energy sources, with wind monitoring established at several prospective sites in South Australia. Origin has also entered into an option agreement with Pacific Hydro to acquire a 50% interest in the 52.5 MW Challicum Hills wind farm now under construction near Ararat in Western Victoria.

The research on solar photovoltaic power undertaken by the Australian National University and funded by Origin made a significant breakthrough with the announcement of Sliver Cell technology which is capable of commercial utilisation in solar panels. Planning for development of a pilot plant has commenced.

Networks

	Dec 02	Dec 01
	$m	$m	Change %
EBITDA	12.3	12.2	1.1
EBIT	11.4	10.9	5.0

Network’s EBITDA result of $12.3 million was up 1.1% on the previous corresponding period. Earnings included $5.0 million in management fees and a $7.7 million distribution relating to the equity investment in Envestra which increased following the acquisition of additional stapled securities in February 2002.

Gas delivered by Envestra was 60.2 PJ which was 1% higher than last year. The result was essentially driven by increased volume delivered in Queensland but was again constrained by unseasonably warm winter weather in both Victoria and South Australia.

During the six-month period, 11,741 new consumers were connected to the networks under management. At 12% higher than last year, this was a strong result compared with expectations, due to the continued growth of the residential housing market through to the end of 2002. The 148 kilometres of new mains laid was similar to last year.

The SEA Gas pipeline project connecting the South Australian gas market to Victoria, continues to make excellent progress. In September 2002 the pipeline capacity was increased significantly with the effective pipeline diameter enlarged to 18 inches following agreement with TXU to join the project as a one third equity participant and foundation shipper. The expanded project will now be capable of delivering up to 125 PJ per annum into South Australia. Field construction commenced in October 2002, and the project remains on schedule to deliver gas into South Australia later in 2003.

People, Health, Safety & Environment (HSE)

Employee numbers increased over the half year by 149 to 2,961 (8.7%). This was largely the result of the acquisition of the CitiPower retail business and the increased requirements for customer contact with FRC across gas and electricity markets as well as the additional staffing requirements for the developments on the CSG and BassGas projects. In all, 137 employees made the transition from CitiPower to Origin and the company is pleased to have retained their skills and commitment. During the half year there was no time lost to industrial disputes.

The focus on improving safety performance has continued and the lost time injury frequency rate for the half-year decreased from 3.6 to 3.3. The total reportable case frequency rate, which includes medical treatment injuries as well as lost time injuries fell from 33.7 to 24.1.

During the half-year there were no significant environmental incidents and no breaches of significant environmental regulations that relate to the company’s operations.

Outlook

The performance of the company over the first half was enhanced by the electricity tariff increase granted in December 2001, contributions from the CitiPower business and the termination of the retained profit payments to the Victorian government in part offset by increased costs.

These factors have set a new benchmark for Origin’s performance however the company’s profit profile remains seasonal and weighted towards the first half results. Consequently, while good performance is expected to continue, the second half will not be as strong as the first half. However, the full year profit is expected to exceed last year’s profit by around 20%.

The main factors influencing earnings during the June 2003 half year will include:

•	The Victorian Government’s decision to reject tariff increases for natural gas and electricity, and to reduce electricity tariffs for domestic customers in the former CitiPower area will constrain margins from the retail gas and electricity business in Victoria;
•	Electricity purchase prices are expected to be higher on average and in general more volatile than in the first half leading to lower anticipated electricity margins in the second half;
•	The termination of the Gascor Agency Agreement in October 2002 will improve earnings from the gas retail business;

•	Oil production will be lower in the second half than in the same period last year due to the sale of the Bodalla assets in 2002 although this will be offset by production from Hovea and Jingemia in the Perth Basin;
•	Higher oil prices are likely to slightly offset the lower production but higher oil prices will most likely result in lower LPG margins;
•	The Mt Stuart generation facility will deliver six months of contribution; and
•	Earnings remain sensitive to weather with warmer winter weather and cooler summers reducing natural gas retail income and electricity pool prices.

Looking further ahead the company has invested in a number of important projects, which will make significant contributions in future years. These include:

•	The BassGas project which has entered the construction phase will start to deliver gas to the Victorian market in late 2004;
•	The commencement of development of the offshore Otway project expected in 2004 is planned to deliver gas into the South Australian and Victorian markets from early 2006;
•	The long term supply arrangements with AGL for the supply of gas over 15 years from May 2005 from CSG fields in Queensland and the Cooper Basin will permit accelerated development of the company’s recently acquired CSG resources; and
•	Construction of the SEA Gas pipeline will be completed and will deliver first gas to Adelaide in the first quarter of 2004.

Origin’s balance sheet remains conservatively geared and its credit rating will facilitate the raising of additional debt financing when required. This combined with the company’s strong cash flow means that Origin continues to be well placed to take advantage of further growth opportunities.

Directors

There were no changes to the Board of Directors during the period.

The names of the Directors holding office during the half-year ended 31 December 2002 and until the date of this report are as follows:

H Kevin McCann	Chairman
Grant A King	Managing Director
Bruce G Beeren	Executive Director, Commercial
Trevor Bourne	Director
Colin B Carter	Director
J Roland Williams	Director

Rounding

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors:

Mr H Kevin McCann	Mr Grant A King
Chairman	Managing Director

Sydney, 20 February 2003